

March 4, 2011

Patricia G. Skarpa
President, CEO and Principal Executive Officer
Exclusive Building Services, Inc.
914 Park Knoll Lane
Katy, Texas 77450

> **Re:** **Exclusive Building Services, Inc.**
> **Amendment No. 2 to Registration Statement on**
> **Form S-1**
> **Filed February 10, 2011**
> **File No. 333-170393**

Dear Ms. Skarpa:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated February 3, 2011 that you have been operating for 13 years and, as such, are not a blank check company. Please note that the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

   Your current assets, operations, and revenues are nominal in nature. You have already disclosed on page 9 that you will receive no financial benefit for this offering. Please revise your disclosure to alleviate the appearance of an attempt avoid the application of Rule 419 as discussed in Release No. 33-6932. Such revisions should discuss the business purpose of this offering. In discussing such purpose, please address the fact that the offering costs far exceed the amount being raised and that the estimated yearly cost of being public, as disclosed on page 21, far exceed current revenues. Alternatively, please revise to comply with Rule 419.

Risk Factors

Patricia G. Skarpa, our chief executive officer… has no significant experience…., page 8

2.   We note the revised disclosure that mitigates this risk factor. Please revise to remove the mitigating language.

The interest of shareholders may be hurt…., page 10

3.   We note your response to comment 4. Please note that the comment was referring to this risk factor, which was on page 9 but is now on page 10. Please revise to discuss Ms. Skarpa's ability to effect corporate transactions, including business combinations, without seeking shareholder approval as a separate risk factor. Elaborate on such ability in your business section disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Senior Counsel

cc: Gary B. Wolff *(via facsimile)*